UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

May 16, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Stock Code Number (Japan):	8411 [Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section)]

Correction in “Financial Statements for Fiscal 2007 <under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces a partial correction in its “Financial Statements for Fiscal 2007,” disclosed on May 15, 2008, as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Financial Statements for Fiscal 2007<under Japanese GAAP> p.1-1

2. Cash Dividends for Shareholders of Common Stock

<Before Correction>

	Cash Dividends per Share			Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million	%	%
Fiscal 2006	—	7,000	7,000	83,081	13.5	2.2
Fiscal 2007	—	10,000	10,000	133,898	39.4	3.3
Fiscal 2008 (estimate)	—	10,000	10,000		21.0

<After Correction>

	Cash Dividends per Share			Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	Interim period-end	Fiscal year-end	Annual
	¥	¥	¥	¥ million	%	%
Fiscal 2006	—	7,000	7,000	83,081	13.5	2.2
Fiscal 2007	—	10,000	10,000	113,922	39.4	3.3
Fiscal 2008 (estimate)	—	10,000	10,000		21.0

<Explanation>

We correct “Total Cash Dividends (Annual) for Fiscal 2007” because we presented figures of total cash dividends including cash dividends related to common stock as well as classes other than common stock, instead of presenting total cash dividends related to common stock only.